Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: November 25, 2013

Explanatory Note: Mercantile Bank Corporation provided the following written communication to the news media on November 25, 2013:

Since its founding, Mercantile Bank has maintained a solid record of compliance with the Community Reinvestment Act. In its last two Community Reinvestment Act examinations, the Bank received an “Outstanding” rating by the FDIC examiners, the highest rating possible.

In its most recent CRA Performance Evaluation of Mercantile Bank, the FDIC concluded that:

Mercantile Bank of Michigan has an outstanding record of helping to meet the credit needs of its assessment area, particularly low- and moderate-income individuals and small businesses in a manner consistent with its resources and capabilities.

Specifically, with respect to lending, the FDIC concluded that:

Overall the bank’s performance reflects excellent responsiveness in meeting the assessment area’s credit needs; hence, the bank is rated “Outstanding” under the lending test.

Mercantile Bank’s primary focus is on commercial rather than consumer lending. In 2012, 93% of its lending was to commercial customers. As a commercial bank, Mercantile Bank is a leader in the Grand Rapids/Wyoming MSA in small business lending. Despite the fact that it holds only a 5.52% market share of deposits in the MSA, the Bank accounts for a much larger share of small business lending.

•	In 2012, Mercantile Bank accounted for 19.9% of all small business loans by dollar amount in Kent County.

•	In the same year, the Bank accounted for 22.26% of small business loans to businesses with revenues of $1 million or less.

•	In 2012, the Bank made 10.9% of all small business loans by all lenders in Kent County’s low-income tracts, representing 24.6% of the dollars lent. In moderate-income tracts, Mercantile accounted for 8.6% of small business loans and 21.3% of the dollars lent.

In 2011 and 2012, Mercantile Bank was the third largest small business lender among banks that have at least one office in Kent County. In 2012, it was the second largest small business lender among those banks in low- and moderate-income tracts in Kent County, down only slightly from its position as the leading small business lender in those tracts in 2011.

As of September 30, 2013, Mercantile Bank has made 140 small business loans in low- and moderate-income tracts in Kent County, representing 30.43% of the Bank’s small business lending in the County.

Important Information for Investors

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed Merger and the issuance of Mercantile common stock in connection with the proposed Merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed Merger will be submitted to Firstbank’s shareholders for their consideration. In connection therewith, on September 17, 2013 Mercantile filed a registration statement on Form S-4 which includes a joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their shareholders in connection with the proposed Merger and which constitutes a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed Merger. INVESTORS AND SECURITY HOLDERS OF MERCANTILE ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com on the “Investor Relations” page. Copies of the documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com.

Participants in the Solicitation

Mercantile, Firstbank, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and the shareholders of Firstbank in connection with the proposed Merger. Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of

1934. These include statements preceded by, followed by or that otherwise include the words “expects” or similar expressions. There is no assurance that the parties will complete the proposed Merger. Payment of the contemplated special dividend is subject to the satisfaction of the closing conditions in the merger agreement, not all of which are within the control of Mercantile and Firstbank. The Merger Agreement may be terminated if the companies do not receive the necessary approval of their respective shareholders or government approvals or if either Mercantile or Firstbank fails to satisfy all conditions to closing stated in the Merger Agreement. Additional risks and uncertainties related to the proposed Merger include, but are not limited to, the successful integration of Mercantile’ and Firstbank’s businesses and the combined company’s ability to compete in the highly competitive banking and financial services industries.

Mercantile cautions that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Mercantile’ and Firstbank’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. Mercantile undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this Current Report.